July 19, 2024

Ilon Wu
Chief Financial Officer
Millburn Multi-Markets Fund L.P.
c/o Millburn Ridgefield Corporation
55 West 46th Street, 31st Floor
New York, New York 10036

       Re: Millburn Multi-Markets Fund L.P.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 000-54028
Dear Ilon Wu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets